Condensed Consolidated Interim Financial Statements

PREPARED BY MANAGEMENT

ENDEAVOUR SILVER CORP.

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF FINANCIAL POSITION

(unaudited - prepared by management)

(expressed in thousands of US dollars)

		September 30,	December 31,
	Notes	2023	2022

ASSETS

Current assets
Cash and cash equivalents		$40,957	$83,391
Other investments	4	6,192	8,647
Accounts and other receivables	5	16,664	13,136
Income tax receivable		1,264	4,024
Inventories	6	27,601	19,184
Prepaids		37,508	16,951
Loans receivable	8 (c)	1,250	1,000
Total current assets		131,436	146,333

Non-current deposits		717	565
Non-current income tax receivable		3,570	3,570
Non-current other investments	4	-	1,388
Non-current IVA receivable	5	17,476	10,154
Non-current loans receivable	8 (c)	2,273	2,729
Right-of-use leased assets		819	806
Mineral properties, plant and equipment	8, 9	276,864	233,892
Total assets		$433,155	$399,437

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities
Accounts payable and accrued liabilities		$43,416	$39,831
Income taxes payable		7,296	6,616
Loans payable	9	4,339	6,041
Lease liabilities		436	261
Total current liabilities		55,487	52,749

Loans payable	9	5,500	8,469
Lease liabilities		678	812
Provision for reclamation and rehabilitation		9,582	7,601
Deferred income tax liability		16,273	12,944
Other non-current liabilities		1,016	968
Total liabilities		88,536	83,543

Shareholders' equity
Common shares, unlimited shares authorized, no par value, issued, issuable
and outstanding 199,700,826 shares (Dec 31, 2022 - 189,995,563 shares)	Page 4	684,736	657,866
Contributed surplus	Page 4	4,597	6,115
Retained earnings (deficit)	Page 4	(344,714)	(348,087)
Total shareholders' equity		344,619	315,894
Total liabilities and shareholders' equity		$433,155	$399,437

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Approved on behalf of the Board:

/s/ Margaret Beck	/s/ Daniel Dickson
________________________________________	________________________________________
Director	Director

ENDEAVOUR SILVER CORP. | CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS	PAGE 2

ENDEAVOUR SILVER CORP.

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF COMPREHENSIVE EARNINGS (LOSS)

(unaudited - prepared by management)

(expressed in thousands of US dollars, except for shares and per share amounts)

		Three months ended		Nine months ended
		September 30,	September 30,	September 30,	September 30,
	Notes	2023	2022	2023	2022

Revenue	11	$49,432	$39,649	$154,964	$128,171

Cost of sales:
Direct production costs		34,020	24,510	86,014	71,059
Royalties		4,821	2,821	17,105	9,332
Share-based payments	10 (b)(c)	44	113	(118)	353
Depreciation, depletion and amortization		7,855	5,753	20,704	16,234
Write down of inventory to net realizable value	6	-	1,323	-	1,323
		46,740	34,520	123,705	98,301

Mine operating earnings		2,692	5,129	31,259	29,870

Expenses:
Exploration and evaluation	12	4,155	4,023	12,678	11,023
General and administrative	13	2,358	2,201	9,633	7,846
Care and maintenance costs		-	203	-	582
Write off of mineral properties	8 (e)	-	-	435	500
		6,513	6,427	22,746	19,951

Operating earnings (loss)		(3,821)	(1,298)	8,513	9,919

Finance costs		316	311	1,090	945

Other income:
Foreign exchange gain (loss)		(418)	841	3,326	1,363
Gain on asset disposal	8(f)	6,992	2,780	7,059	2,780
Investment and other		(1,627)	(272)	(267)	(1,324)
		4,947	3,349	10,118	2,819

Earnings before income taxes		810	1,740	17,541	11,793

Income tax expense:
Current income tax expense		2,250	1,186	11,137	3,526
Deferred income tax expense		888	2,053	3,330	10,027
		3,138	3,239	14,467	13,553

Net earnings (loss) and comprehensive earnings		$(2,328)	$(1,499)	$3,074	$(1,760)

Basic earnings (loss) per share		$(0.01)	$(0.01)	$0.02	$(0.01)
Diluted earnings (loss) per share	10(f)	$(0.01)	$(0.01)	$0.02	$(0.01)

Basic weighted average number of shares outstanding		194,249,283	189,241,367	192,003,752	180,655,842
Diluted weighted average number of shares outstanding	10(f)	194,249,283	189,241,367	193,875,315	180,655,842

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

ENDEAVOUR SILVER CORP. | CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS	PAGE 3

ENDEAVOUR SILVER CORP.

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

(unaudited - prepared by management)

(expressed in thousands of US dollars, except share amounts)

	Notes	Number of shares	Share Capital	Contributed Surplus	Retained Earnings (Deficit)	Total Shareholders' Equity

Balance at December 31, 2021		170,537,307	$585,406	$6,331	$(354,330)	$237,407

Public equity offerings, net of issuance costs	10 (a)	9,293,150	43,096	-	-	43,096
Exercise of options	10 (b)	563,200	2,364	(766)	-	1,598
Settlement of performance and deferred share units	10 (c)	1,014,999	1,361	(3,264)	-	(1,903)
Issued on acquisition of mineral properties	8 (c)	8,577,380	25,589	-	-	25,589
Issued for deferred share units	10 (c)	3,527	17	(17)	-	-
Share-based compensation	10 (b)(c)	-	-	3,259	-	3,259
Loss for the period		-	-	-	(1,760)	(1,760)
Balance at September 30, 2022		189,989,563	$657,833	$5,543	$(356,090)	$307,286

Public equity offerings, net of issuance costs	10 (a)	-	20	-	-	20
Exercise of options	10 (b)	6,000	13	(4)	-	9
Share-based compensation	10 (b)(c)	-	-	618	-	618
Canceled options	10 (b)	-	-	(42)	42	-
Earnings for the period		-	-	-	7,961	7,961
Balance at December 31, 2022		189,995,563	$657,866	$6,115	$(348,087)	$315,894

Public equity offerings, net of issuance costs	10 (a)	8,195,527	22,707	-	-	22,707
Exercise of options	10 (b)	1,097,900	3,758	(1,305)	-	2,453
Settlement of performance and deferred share units	10 (c)	411,836	405	(2,817)	-	(2,412)
Share-based compensation	10 (b)(c)	-	-	2,903	-	2,903
Canceled options	10 (b)	-	-	(299)	299	-
Earnings for the period		-	-	-	3,074	3,074
Balance at September 30, 2023		199,700,826	$684,736	$4,597	$(344,714)	$344,619

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

ENDEAVOUR SILVER CORP. | CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS	PAGE 4

ENDEAVOUR SILVER CORP.

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CASH FLOWS

(unaudited - prepared by management)

(expressed in thousands of US dollars)

		Three months ended		Nine months ended
		September 30,	September 30,	September 30,	September 30,
	Notes	2023	2022	2023	2022

Operating activities
Net earnings (loss) for the period		$(2,328)	$(1,499)	$3,074	$(1,760)

Items not affecting cash:
Share-based compensation	10 (b)(c)	864	760	2,904	3,259
Depreciation, depletion and amortization	8	9,067	6,023	22,659	16,809
Write off of exploration properties	8	-	-	435	500
Deferred income tax expense		888	2,053	3,330	10,027
Unrealized foreign exchange loss (gain)		(409)	89	1,205	(131)
Finance costs		316	312	1,090	946
Accretion of loans receivable		(87)	-	(294)	-
Write down of inventory to net realizable value		-	1,323	-	1,323
Gain on asset disposal		(6,992)	(2,826)	(7,059)	(2,780)
Loss on other investments	4	1,944	1,097	1,997	3,366
Performance and deferred share units settled in cash		-	-	(2,118)	-
Net changes in non-cash working capital	14	(2,650)	85	(22,158)	(20,957)
Cash from operating activities		613	7,417	5,065	10,602

Investing activities
Proceeds on disposal of property, plant and equipment	8(f)	7,567	250	7,567	332
Mineral properties, plant and equipment	8	(31,736)	(53,046)	(76,317)	(81,494)
Purchase of other investments		-	-	-	(2,119)
Proceeds from disposal of other investments	4	-	-	1,846	-
Redemption of (investment in) non-current deposits		(57)	30	(152)	34
Cash used in investing activities		(24,226)	(52,766)	(67,056)	(83,247)

Financing activities
Repayment of loans payable	9	(1,522)	(1,268)	(4,671)	(3,565)
Repayment of lease liabilities		(126)	(55)	(275)	(161)
Interest paid	9	(206)	(204)	(659)	(585)
Public equity offerings	10 (a)	23,390	-	23,390	46,001
Exercise of options	10 (b)	-	20	2,453	1,598
Proceeds from loans receivable	8(c)	-	-	500	-
Share issuance costs	10 (a)	(683)	(93)	(683)	(2,905)
Performance and deferred share units withholding tax settlement		-	-	(294)	(1,903)
Cash from (used in) financing activities		20,853	(1,600)	19,761	38,480

Effect of exchange rate change on cash and cash equivalents		213	(84)	(204)	55

Increase (decrease) in cash and cash equivalents		(2,760)	(46,949)	(42,230)	(34,165)
Cash and cash equivalents, beginning of the period		43,504	116,226	83,391	103,303
Cash and cash equivalents, end of the period		$40,957	$69,193	$40,957	$69,193

Supplemental cash flow information (Note 14)

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

ENDEAVOUR SILVER CORP. | CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS	PAGE 5

ENDEAVOUR SILVER CORP.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
Three and nine months ended September 30, 2023 and 2022
(unaudited – prepared by management)
(expressed in thousands of US dollars, unless otherwise stated)

1. CORPORATE INFORMATION

Endeavour Silver Corp. (the "Company" or "Endeavour Silver") is a corporation governed by the Business Corporations Act (British Columbia, Canada).  The Company is engaged in silver mining in Mexico and related activities including acquisition, exploration, development, extraction, processing, refining and reclamation.  The Company is also engaged in exploration activities in Chile and United States.  The address of the registered office is #1130 - 609 Granville Street, Vancouver, B.C., V7Y 1G5.

2. BASIS OF PRESENTATION

These condensed consolidated interim financial statements have been prepared in accordance with IAS 34 Interim Financial Reporting and do not include all of the information required for full annual financial statements and should be read in conjunction with the Company's consolidated financial statements as at and for the year ended December 31, 2022.

The Board of Directors approved the consolidated financial statements for issue on November 3, 2023.

The preparation of consolidated financial statements requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses.  Actual results may differ from these estimates.

These consolidated financial statements are presented in the Company's functional currency of US dollars and include the accounts of the Company and its wholly owned subsidiaries. All intercompany transactions and balances have been eliminated upon consolidation of these subsidiaries.

3. SIGNIFICANT ACCOUNTING POLICIES

The accounting policies applied in these condensed consolidated interim financial statements are the same as those applied in the Company's annual audited consolidated financial statements as at and for the year ended December 31, 2022.

In preparing these condensed consolidated interim financial statements, the significant judgements made by management in applying the Company's accounting policies and the key sources of estimation uncertainty were the same as those that were applied to the annual audited consolidated financial statements for the year ended December 31, 2022 and should be read in conjunction with the Company's annual audited consolidated financial statements for the year ended December 31, 2022.

ENDEAVOUR SILVER CORP. | CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS	PAGE 6

ENDEAVOUR SILVER CORP.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
Three and nine months ended September 30, 2023 and 2022
(unaudited – prepared by management)
(expressed in thousands of US dollars, unless otherwise stated)

4. OTHER INVESTMENTS

		September 30,	December 31,
	Note	2023	2022
Balance at beginning of the period		$10,035	$11,200
Investment in marketable securities, at cost		-	2,305
Proceeds from disposals		(1,846)	-
Loss on marketable securities		(1,997)	(3,470)
Balance at end of the period		6,192	10,035
Less: Non-Current portion		-	1,388
Current other investments		$6,192	$8,647

As at September 30, 2023 the Company held $6,143 in marketable securities that are classified as Level 1 and $49 in marketable securities that are classified as Level 3 in the fair value hierarchy (Note 17). Marketable securities classified as Level 3 in the fair value hierarchy are share purchase warrants and the fair value of the warrants at each period end has been estimated using the Black-Scholes Option Pricing Model.

During the year ended December 31, 2022, the Company acquired 6,600,000 units of Max Resource Corp ("Max") through a private placement with each unit consisting of one common share and ½ share purchase warrant. At the same time, the Company entered into a collaboration agreement with Max under which acquired shares and warrants of Max have certain transfer restrictions and cannot be liquidated before March 28, 2024. Accordingly, at inception these shares and warrants were classified as non-current and are classified as such in the comparative figures.

5. ACCOUNTS AND OTHER RECEIVABLES

		September 30,	December 31,
	Note	2023	2022

Trade receivables (1)		$6,918	$4,385
IVA receivable (2)	16	8,741	8,062
Other receivables		1,005	689
		$16,664	$13,136

(1) The trade receivables consist of receivables from provisional silver and gold sales from the Bolañitos mine.  The fair value of receivables arising from concentrate sales contracts that contain provisional pricing mechanisms is determined using the appropriate period end closing prices on the measurement date from the exchange that is the principal active market for the particular metal.  As such, these receivables, which meet the definition of an embedded derivative, are classified within Level 2 of the fair value hierarchy (Note 17).

ENDEAVOUR SILVER CORP. | CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS	PAGE 7

ENDEAVOUR SILVER CORP.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
Three and nine months ended September 30, 2023 and 2022
(unaudited – prepared by management)
(expressed in thousands of US dollars, unless otherwise stated)

(2) The Company's Mexican subsidiaries pay value added tax, Impuesto al Valor Agregado ("IVA"), on the purchase and sale of goods and services. The net amount paid is recoverable but is subject to review and assessment by the tax authorities. The Company regularly files the required IVA returns and all supporting documentation with the tax authorities, however, the Company has been advised that certain IVA amounts receivable from the tax authorities are being withheld pending completion of the authorities' audit of certain of the Company's third-party suppliers. Under Mexican law the Company has legal rights to those IVA refunds and the results of the third-party audits should have no impact on refunds. A smaller portion of IVA refund requests are from time to time improperly denied based on the alleged lack of compliance of certain formal requirements and information returns by the Company's third-party suppliers. The Company takes necessary legal action on the delayed refunds as well as any improperly denied refunds.

These delays and denials have occurred in Refinadora Plata Guanaceví S.A. de C.V. ("Guanaceví,").  At September 30, 2023, Guanaceví holds $8,398 in IVA receivables which the Company and its advisors have determined to be recoverable from tax authorities (December 31, 2022 $6,402 respectively).

As at September 30, 2023, the total IVA receivable of $26,217 (December 31, 2022 - $18,216) has been allocated between the current portion of $8,741, which is included in accounts and other receivables, and a non-current portion of $17,476 (December 31, 2022 - $8,062 and $10,154 respectively).  The non-current portion is composed of Guanacevi of $2,293, which is currently under appeal and is unlikely to be received in the next 12 months.  The remaining $15,183 is IVA receivable for Terronera, which may not become recoverable until Terronera recognizes revenue for tax purposes.

The Company is in regular contact with the tax authorities in respect of its IVA filings and believes the full amount of its IVA receivables will ultimately be received; however, the timing of recovery of these amounts and the nature and extent of any adjustments to the Company's IVA receivables remains uncertain.

6. INVENTORIES

	September 30,	December 31,
	2023	2022

Warehouse inventory(1)	$12,825	$9,682
Stockpile inventory	3,085	2,389
Finished goods inventory	11,014	6,138
Work in process inventory	677	975
	$27,601	$19,184

(1) The warehouse inventory balances at September 30, 2023 and December 31, 2022 are net of a write down to net realizable value of $1,179 at the Guanacevi mine and $1,038 at the Bolañitos mine.

7. RELATED PARTY TRANSACTIONS

The Company previously shared common administrative services and office space with a company related by virtue of a former common director and from time to time incurred third party costs on behalf of related parties on a full cost recovery basis. The agreement for sharing office space and administrative services ended in May 2022. The charges for these costs totaled $nil for the three and nine months ended September 30, 2023 (September 30, 2022 - $nil and $9 respectively). The Company has a $nil net receivable related to these costs as of September 30, 2023 (December 31, 2022 - $nil).

The Company was charged $204 and $490 for legal services for the three and nine months ended September 30, 2023 by a legal firm in which the Company's corporate secretary is a partner (September 2022 - $57 and $402 respectively). The Company has $72 payable to the legal firm as at September 30, 2023 (December 31, 2022 - $10).

ENDEAVOUR SILVER CORP. | CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS	PAGE 8

ENDEAVOUR SILVER CORP.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
Three and nine months ended September 30, 2023 and 2022
(unaudited – prepared by management)
(expressed in thousands of US dollars, unless otherwise stated)

8. MINERAL PROPERTIES, PLANT AND EQUIPMENT

(a) Mineral properties, plant and equipment comprise:

	Mineral		Machinery &		Transport &
	properties	Plant	equipment	Building	office equipment	Total
Cost

Balance at December 31, 2021	$511,399	$98,185	$87,140	$13,445	$12,045	$722,214

Additions	103,635	5,217	19,877	7,573	1,978	138,280
Disposals	(14,966)	(6,542)	(757)	(662)	(746)	(23,673)

Balance at December 31, 2022	$600,068	$96,860	$106,260	$20,356	$13,277	$836,821

Additions	50,251	5,660	7,748	1,715	1,834	67,208
Disposals	(670)	-	(417)	-	(176)	(1,263)

Balance at September 30, 2023	$649,649	$102,520	$113,591	$22,071	$14,935	$902,766

Accumulated amortization and impairment

Balance at December 31, 2021	$444,769	$88,208	$49,445	$9,194	$8,401	$600,017

Amortization	14,786	2,268	5,301	346	1,205	23,906
Disposals	(13,574)	(6,442)	(326)	(159)	(493)	(20,994)

Balance at December 31, 2022	$445,981	$84,034	$54,420	$9,381	$9,113	$602,929

Amortization	15,468	1,293	5,064	285	1,185	23,295
Disposals	-	-	(177)	-	(145)	(322)

Balance at September 30, 2023	$461,449	$85,327	$59,307	$9,666	$10,153	$625,902

Net book value
At December 31, 2022	$154,087	$12,826	$51,840	$10,975	$4,164	$233,892
At September 30, 2023	$188,200	$17,193	$54,284	$12,405	$4,782	$276,864

Included in mineral properties is $80,085 in acquisition costs for exploration properties and $57,792 for acquisition and development costs for development properties (December 31, 2022 - $80,155 and $26,669 respectively), which are not subject to amortization.

As of September 30, 2023, the Company has $35,704 committed for capital equipment purchases, predominantly related to the ongoing construction and development in the Terronera project.

(b) Acquisition of the Pitarrilla Project

On January 17, 2022, the Company entered into a definitive agreement to purchase the Pitarrilla project in Durango State, Mexico, by acquiring all of the issued and outstanding shares of Minera Pitarrilla S.A. de C. V. (formerly SSR Durango, S.A. de C.V.) from SSR Mining Inc. ("SSR") for total consideration of $70 million (consisting of $35 million in Company's shares and a further $35 million in cash or in the Company's shares at the election of SSR and as agreed to by the Company) and a 1.25% net smelter returns royalty. SSR retains a 1.25% NSR Royalty in Pitarrilla. Endeavour will have matching rights to purchase the NSR Royalty in the event SSR proposes to sell it.

The acquisition was completed on July 6, 2022. Total consideration included 8,577,380 shares of the Company issued on July 6, 2022 and a $35.1 million cash payment. Fair value of the 8,577,380 common shares issued on July 6, 2022 was $25,589 at CAN$3.89 per share. The deemed value of the common shares issued, at the time of agreement, was $34.9 million.  The shares are subject to a hold period of four months and one day following the date of closing.

The 4,950-hectares Pitarrilla exploration project is located in northern Mexico, consists of five concessions, has significant infrastructure in place and has access to utilities.

ENDEAVOUR SILVER CORP. | CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS	PAGE 9

ENDEAVOUR SILVER CORP.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
Three and nine months ended September 30, 2023 and 2022
(unaudited – prepared by management)
(expressed in thousands of US dollars, unless otherwise stated)

The acquisition is outside the scope of IFRS 3 Business Combinations, as the Pitarrilla project did not meet the definition of a business, and as such, the transaction was accounted for as an asset acquisition.  The purchase price is allocated to the underlying assets acquired and liabilities assumed, based upon their estimated fair values at the date of acquisition.

Pitarilla Project purchase consideration:

Common shares issued(1)	$25,589
Consideration paid in cash	35,067
Acquisition costs	881
Total consideration	$61,537

Fair value summary of assets acquired and liabilities assumed:

Assets:
Current assets	$288
Buildings and equipment	652
Mineral properties	60,811
Total assets	$61,751
Liabilities:
Accounts payable and accrued liabilities	170
Reclamation liability	44
Total liabilities	$214

Net identifiable assets acquired	$61,537

(c) El Compas, Mexico

On September 9, 2022, the Company entered into an agreement to sell its 100% interest in Minera Oro Silver de Mexico, S.A. de C.V. ("MOS") to Grupo ROSGO, S.A. de C.V., ("Grupo ROSGO"). Minera Oro Silver holds the El Compas property and the lease on the La Plata processing plant in Zacatecas, Mexico.

Pursuant to the agreement, Grupo ROSGO assumed the Minera Oro Silver loan payable to the Company, in the amount of $5,000 payable in cash payments over a five year period with an initial payment of $250 and subsequent Instalment payments of $500 every six months other than the third payment, which will be $750. The payments are secured by a pledge of the shares of MOS. As of September 30, 2023, the carrying value of the loan receivable is $3,523, consisting of the current portion of $1,250 and non-current portion of $2,273 (December 31, 2022 - $1,000 and $2,729 respectively).

The carrying value of the net Minera Oro Silver's net assets at the date of the sale was $1,149 resulting in the Company recording a $2,733 gain on sale.

(d) Baxter Gold

On July 18, 2023, the Company entered into a definitive agreement with Bravada Gold Corporation which grants the Company an option to earn an 85% interest in the Baxter gold and silver property ("Baxter"), by incurring $4,000 in exploration and development expenditures and paying $500 in option payments over a five-year period from the date of the agreement. Baxter is located directly north of the Company's Bruner project in Nevada's Walker Lane Gold trend. Baxter consists of 114 unpatented lode claims (approximately 920 hectares). Upon completion of the exploration and development expenditures and payment of the option payments, the Company can exercise the option and would have the right to form a joint venture with 85% of the interest belonging to the Company.

ENDEAVOUR SILVER CORP. | CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS	PAGE 10

ENDEAVOUR SILVER CORP.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
Three and nine months ended September 30, 2023 and 2022
(unaudited – prepared by management)
(expressed in thousands of US dollars, unless otherwise stated)

(e) Write-off of Paloma exploration property

In December 2018, the Company signed an option agreement to acquire up to a 70% interest in the Paloma project in Antofagasta Province, Chile.  Agreement granted the Company the right to acquire its initial 51% interest by paying $750 and spending $5,000 over five years with the final payment due in 2023, followed by a second option to acquire 70% by completing a Preliminary Economic Assessment and a Preliminary Feasibility Study. In June 2023, the Company elected to not proceed with the final payment and the carrying value of $435 has been written off during the nine month period ended September 30, 2023.

(f) Sale of Cozamin Royalty

On August 31, 2023, Minera Plata Adelante SA de CV ("MPA") executed an agreement with Gold Royalty Corpand sold all of the MPA's interest in the 1% Cozamin royalty ("Royalty") for total consideration of $7,500 payable in cash. The Royalty applies to two concessions (Calicanto and Vicochea) on Capstone's Cozamin copper-silver mine, located 3.6 kilometres north-northwest of Zacatecas City in state of Zacatecas, Mexico. The Company obtained the Royalty through a concession division agreement signed in 2017 on seven wholly owned concessions which were acquired for $445. The Cozamin Mine, a copper-silver mine owned and operated by Capstone Copper in Zacatecas, Mexico, is located on two of the seven concessions. The sale agreement includes an option granted to Gold Royalty Corp to purchase any additional royalties which may be granted on the five remaining concessions under the 2017 concession division agreement.

9. LOANS PAYABLE

	September 30,	December 31,
	2023	2022

Balance at the beginning of the period	$14,510	$10,494
Net proceeds from software and equipment financing	-	9,070
Finance cost	599	726
Repayments of principal	(4,671)	(5,054)
Repayments of finance costs	(599)	(726)
Balance at the end of the period	$9,839	$14,510

Statements of Financial Position presentation
Current loans payable	$4,339	$6,041
Non-current loans payable	5,500	8,469
Total	$9,839	$14,510

The Company currently has $23,313 in financing arrangements for equipment, with terms ranging from one to four years. The agreements require either monthly or quarterly payments of principal and interest with a weighted-average interest rate of 5.7%.

The equipment financing is secured by the underlying equipment purchased and is subject to various non-financial covenants. As at September 30, 2023 the Company was in compliance with these covenants.  As at September 30, 2023, the net book value of equipment includes $21,799 (December 31, 2022 - $24,379) of equipment pledged as security for the equipment financing.

ENDEAVOUR SILVER CORP. | CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS	PAGE 11

ENDEAVOUR SILVER CORP.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
Three and nine months ended September 30, 2023 and 2022
(unaudited – prepared by management)
(expressed in thousands of US dollars, unless otherwise stated)

10. SHARE CAPITAL

(a) Public Offerings

On March 22, 2022, the Company completed a prospectus equity financing with the offering co-led by BMO Capital Markets and PI Financial Corp., together with a syndicate of underwriters consisting of CIBC World Markets Inc., B. Riley Securities Inc., and H.C. Wainwright & Co., LLC. The Company issued a total of 9,293,150 common shares at a price of $4.95 per share for aggregate gross proceeds of $46,001, less commission of $2,524 and recognized $361 of other transaction costs related to the financing as share issuance costs, which have been presented net within share capital.

In June 2023, the Company filed a short form base shelf prospectus that qualified for the distribution of up to $200 million of common shares, debt securities, warrants or units of the Company comprising any combination of common shares and warrants (the "Securities") over a 25 month period.  The Company filed a corresponding registration statement in the United States registering the Securities under United States federal securities laws.  The distribution of Securities could be effected from time to time in one or more transactions at a fixed price or prices, which could be changed, at market prices prevailing at the time of sale, or at prices related to such prevailing market prices to be negotiated with purchasers and as set forth in an accompanying prospectus supplement, including transactions that are "At-The-Market" ("ATM") distributions.

On June 27, 2023, the Company entered into an ATM equity facility with BMO Capital Markets (the lead agent), CIBC World Markets Inc, TD Securities (USA) LLC, National Bank of Canada Financial Inc., Raymond James (USA) Inc., B. Riley Securities Inc. and H.C. Wainwright & Co. LLC. (collectively, the "Agents").  Under the terms of this ATM facility, the Company could, from time to time, sell common stock having an aggregate offering value of up to $60 million on the New York Stock Exchange.  The Company determined, at its sole discretion, the timing and number of shares to be sold under the ATM facility.

During the nine-month period ended September 30, 2023, the Company issued 8,195,527 common shares under the ATM facility at an average price of $2.85 per share for gross proceeds of $23,390, less commission of $468 and recognized $215 of other transaction costs related to the ATM financing as share issuance costs, which have been presented net within share capital.

Subsequent to September 30, 2023 an additional 6,828,796 common shares were issued under the ATM facility at an average price of $2.44 per share for gross proceeds of $16,638 less commission of $332.

(b) Stock Options

Options to purchase common shares have been granted to directors, officers, employees and consultants pursuant to the Company's current stock option plan, approved by the Company's shareholders in fiscal 2009 and amended and re-ratified in 2021, at exercise prices determined by reference to the market value on the date of grant.  The stock option plan allows for, with approval by the Board, granting of options to its directors, officers, employees and consultants to acquire up to 5.0% of the issued and outstanding shares at any time. Prior to the 2021 amendment, the plan allowed for the granting of up to 7.0% of the issued and outstanding shares at any time.

ENDEAVOUR SILVER CORP. | CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS	PAGE 12

ENDEAVOUR SILVER CORP.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
Three and nine months ended September 30, 2023 and 2022
(unaudited – prepared by management)
(expressed in thousands of US dollars, unless otherwise stated)

The following table summarizes the status of the Company's stock option plan and changes during the period:

Expressed in Canadian dollars	Nine months ended		Year ended
	September 30, 2023		December 31, 2022
	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price

Outstanding, beginning of the period	3,899,630	$4.09	3,848,200	$3.68
Granted	1,079,000	$4.12	736,986	$6.24
Exercised	(1,097,900)	$3.05	(569,200)	$3.57
Expired and forfeited	(251,839)	$5.65	(116,356)	$6.63
Outstanding, end of the period	3,628,891	$4.31	3,899,630	$4.09

Options exercisable at the end of the period	2,921,934	$4.27	3,374,459	$3.74

During the nine months ended September 30, 2023, the weighted-average share price at the date of exercise was CAN$4.49 (December 31, 2022 - CAN$6.77).

The following table summarizes the information about stock options outstanding at September 30, 2023:

Expressed in Canadian dollars
	Options Outstanding			Options Exercisable
	Number	Weighted Average	Weighted	Number	Weighted
	Outstanding	Remaining	Average	Exercisable	Average
Price	as at	Contractual Life	Exercise	as at	Exercise
Intervals	September 30, 2023	(Number of Years)	Price	September 30, 2023	Price

$2.00 - $2.99	960,600	1.4	$2.14	960,600	$1.42
$3.00 - $3.99	442,400	0.5	$3.23	442,400	$0.46
$4.00 - $4.99	976,600	4.5	$4.12	386,600	$4.45
$5.00 - $5.99	60,000	2.0	$5.60	60,000	$1.96
$6.00 - $6.99	1,189,291	3.0	$6.55	1,072,334	$2.93
	3,628,891	2.6	$4.31	2,921,934	$2.24

During the three and nine months ended September 30, 2023, the Company recognized share-based compensation expense of $370 and $1,316 respectively (September 30, 2022 - $320 and $1,425 respectively) based on the fair value of the vested portion of options granted in the current and prior years.

The weighted-average fair values of stock options granted and the assumptions used to calculate the related compensation expense have been estimated using the Black-Scholes Option Pricing Model with the following assumptions:

	Nine months ended
	September 30, 2023	September 30, 2022
Weighted-average fair value of options in CAN$	$2.21	$3.17
Risk-free interest rate	3.84%	2.19%
Expected dividend yield	0%	0%
Expected stock price volatility	70%	67%
Expected options life in years	3.79	3.80

ENDEAVOUR SILVER CORP. | CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS	PAGE 13

ENDEAVOUR SILVER CORP.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
Three and nine months ended September 30, 2023 and 2022
(unaudited – prepared by management)
(expressed in thousands of US dollars, unless otherwise stated)

(c) Share Units Plan

On March 23, 2021 the Company adopted an equity-based Share Unit Plan ("SUP"), which was approved by the Company's shareholders on May 12, 2021. The SUP allows for, with approval by the Board, granting of Performance Share Units ("PSU"s) and Deferred Share Units ("DSU"s), to its directors, officers, employees to acquire up to 1.5% of the issued and outstanding shares. The SUP incorporates any new PSUs and DSUs granted and are to be subject to cash, share settlement or a combination of cash and share procedures at the discretion of the Board of Directors.

Performance Share Units

The PSUs granted are subject to a performance payout multiplier between 0% and 200% based on the Company's total shareholder return at the end of a three-year period, relative to the total shareholder return of the Company's peer group.

	Nine months ended	Year ended
	September 30, 2023	December 31, 2022
	Number of units	Number of units

Outstanding, beginning of period	1,158,000	1,639,000
Granted	471,000	316,000
Cancelled	(140,000)	-
Settled	(611,000)	(797,000)
Outstanding, end of period	878,000	1,158,000

There were 471,000 PSUs granted during the nine months ended September 30, 2023 (September 30, 2022 - 316,000) under the SUP. The PSUs vest at the end of a three-year period if certain pre-determined performance and vesting criteria are achieved. Performance criteria are based on the Company's share price performance relative to a representative group of other mining companies. 194,000 PSUs vest on March 4, 2024, 215,000 PSUs vest on March 24, 2025, 60,000 PSUs vest on or before June 30, 2024, and 409,000 PSUs vest on March 7, 2026.

On March 2, 2023, PSUs granted in 2020 vested with a payout multiplier of 200% based on the Company's shareholder return, relative to the total shareholder return of the Company's peer group over the three-year period and 205,918 PSUs were settled, through the issuance of 411,836 common shares and 405,082 PSUs were settled for $2,413 cash.

On August 16, 2022, vesting was accelerated on a pro-rata basis for 195,000 PSUs granted in 2020 and 67,000 PSUs granted in 2021. During the nine months ended September 30, 2023, 350,829 shares were issued for the settlement of these PSUs.

During the three and nine months ended September 30, 2023, the Company recognized share-based compensation expense of $476 and $938 respectively related to the PSUs (September 30, 2022 - $428 and $1,321 respectively).

Deferred Share Units

The DSUs granted are vested immediately and are redeemable for shares at the time of a director's retirement.

	Nine months ended	Year ended
	September 30, 2023	December 31, 2022
	Number of units	Number of units

Outstanding, beginning of period	104,596	-
Granted	216,520	109,634
Settled for shares	-	(5,038)
Outstanding, end of period	321,116	104,596

There were 216,520 DSUs granted during the nine months ended September 30, 2023 (September 30, 2022 - 106,153) under the SUP. During the three and nine months ended September 30, 2023, the Company recognized share-based compensation expense of $18 and $650 respectively related to the DSUs (September 30, 2022 - $12 and $513 respectively).

ENDEAVOUR SILVER CORP. | CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS	PAGE 14

ENDEAVOUR SILVER CORP.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
Three and nine months ended September 30, 2023 and 2022
(unaudited – prepared by management)
(expressed in thousands of US dollars, unless otherwise stated)

(d) Deferred Share Units - Cash Settled

The Company previously had a Deferred Share Unit ("DSU") plan whereby deferred share units were granted to independent directors of the Company in lieu of compensation in cash or share purchase options. These DSUs vested immediately and are redeemable for cash, based on the market value of the units at the time of a director's retirement. Upon adoption of the SUP plan in March 2021, no new DSUs will be granted under this cash settled plan.

Expressed in Canadian dollars	Nine months ended		Year ended
	September 30, 2023		December 31, 2022
	Number of Units	Weighted Average Grant Price	Number of Units	Weighted Average Grant Price

Outstanding, beginning of period	1,044,204	$3.19	1,348,765	$3.24
Redeemed	-	$0.00	(304,561)	$3.41
Outstanding, end of period	1,044,204	$3.19	1,044,204	$3.19

Fair value at period end	1,044,204	$3.32	1,044,204	$4.38

During the three and nine months ended September 30, 2023, the Company recognized a mark to market recovery on director's compensation related to these DSUs, which is included in general and administrative salaries, wages and benefits, of $482 and $823 respectively (September 30, 2022 - a mark to market recovery of $110 and $1,099 respectively) based on the fair value of new grants and the change in the fair value of the DSUs granted in the current and prior years.  As of September 30, 2023, there are 1,044,204 deferred share units outstanding (December 31, 2022 - 1,044,204) with a fair market value of $2,552 (December 31, 2022 - $3,375) recognized in accounts payable and accrued liabilities.

(e) Share Appreciation Rights

As part of the Company's bonus program, the Company may grant share appreciation rights ("SARs") to its employees in Mexico and Chile.  The SARs are subject to vesting conditions and, when exercised, constitute a cash bonus based on the value of the appreciation of the Company's common shares between the SARs grant date and the exercise date.

	Nine months ended		Year ended
	September 30, 2023		December 31, 2022
	Number of Units	Weighted Average Grant Price	Number of Units	Weighted Average Grant Price

Outstanding, beginning of period	181,739	$5.12	113,670	$5.40
Granted	-	$0.00	148,030	$4.62
Exercised	-	$0.00	(5,726)	$3.17
Cancelled	(86,256)	$5.13	(74,235)	$4.72
Outstanding, end of period	95,483	$5.10	181,739	$5.12

Exercisable at the end of the period	71,200	$5.15	101,066	$5.18

During the three and nine months ended September 30, 2023, the Company recognized a recovery related to SARs, which is included in operation and exploration salaries, wages and benefits, of $22 and $32 respectively (September 30, 2022 -recovery of $nill and $4 respectively) based on the change in the fair value of the SARs granted in prior years.  As of September 30, 2023, there are 95,483 SARs outstanding (December 31, 2022 - 181,739) with a fair market value of $76 (December 31, 2022 - $111) recognized in accounts payable and accrued liabilities.

ENDEAVOUR SILVER CORP. | CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS	PAGE 15

ENDEAVOUR SILVER CORP.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
Three and nine months ended September 30, 2023 and 2022
(unaudited – prepared by management)
(expressed in thousands of US dollars, unless otherwise stated)

(f) Diluted Earnings per Share

	Three months ended		Nine months ended
	September 30, 2023	September 30, 2022	September 30, 2023	September 30, 2022

Net earnings (loss)	$(2,328)	$(1,499)	$3,074	$(1,760)
Basic weighted average number of shares outstanding	194,249,283	189,241,367	192,003,752	180,655,842
Effect of dilutive securities:
Stock options	-	-	672,447	-
Equity settled deferred share units	-	-	878,000	-
Performance share units	-	-	321,116	-
Diluted weighted average number of share outstanding	194,249,283	189,241,367	193,875,315	180,655,842

Diluted earnings (loss) per share	$(0.01)	$(0.01)	$0.02	$(0.01)

As of September 30, 2023, there 2,876,185 anti-dilutive stock options (September 30, 2022 - 2,833,740).

11. REVENUE

	Three months ended		Nine months ended
	September 30,	September 30,	September 30,	September 30,
	2023	2022	2023	2022

Silver sales (1)	$32,863	$25,541	$103,027	$81,123
Gold sales (1)	17,063	14,852	53,882	49,383
Less: smelting and refining costs	(494)	(744)	(1,945)	(2,335)
Revenue	$49,432	$39,649	$154,964	$128,171

(1) Changes in fair value from provisional pricing in the period are included in silver and gold sales.

	Three months ended		Nine months ended
	September 30,	September 30,	September 30,	September 30,
	2023	2022	2023	2022
Revenue by product
Concentrate sales	$13,528	$11,614	$39,273	$42,192
Provisional pricing adjustments	523	(443)	(66)	(400)
Total revenue from concentrate sales	14,051	11,171	39,207	41,792
Refined metal sales	35,381	28,478	115,757	86,379
Total revenue	$49,432	$39,649	$154,964	$128,171

Provisional pricing adjustments on sales of concentrate consist of provisional and final pricing adjustments made prior to the finalization of the sales contract.  The Company's sales contracts are provisionally priced with provisional pricing periods lasting typically one to three months with provisional pricing adjustments recorded to revenue as market prices vary.

ENDEAVOUR SILVER CORP. | CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS	PAGE 16

ENDEAVOUR SILVER CORP.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
Three and nine months ended September 30, 2023 and 2022
(unaudited – prepared by management)
(expressed in thousands of US dollars, unless otherwise stated)

12. EXPLORATION AND EVALUATION

	Three months ended		Nine months ended
	September 30, 2023	September 30, 2022	September 30, 2023	September 30, 2022

Depreciation and depletion	$(147)	$143	$448	$348
Share-based compensation	125	117	368	328
Exploration salaries, wages and benefits	791	330	2,211	1,423
Direct exploration expenditures	1,599	1,541	4,653	3,353
Evaluation salaries, wages and benefits	616	487	1,622	1,632
Direct evaluation expenditures	1,171	1,405	3,376	3,939
	$4,155	$4,023	$12,678	$11,023

13. GENERAL AND ADMINISTRATIVE

	Three months ended		Nine months ended
	September 30,	September 30,	September 30,	September 30,
	2023	2022	2023	2022
Depreciation and depletion	$63	$57	$179	$156
Share-based compensation	694	530	2,654	2,577
Salaries, wages and benefits	971	852	3,131	3,067
Directors’ DSU recovery	(482)	(110)	(823)	(1,099)
Direct general and administrative	1,112	872	4,492	3,145
	$2,358	$2,201	$9,633	$7,846

14. SUPPLEMENTAL DISCLOSURE WITH RESPECT TO CASH FLOWS

	Three months ended		Nine months ended
	September 30,	September 30,	September 30,	September 30,
	2023	2022	2023	2022

Net changes in non-cash working capital:
Accounts and other receivables	$(1,878)	$2,205	$(10,850)	$(91)
Income tax receivable	(1,098)	(1,255)	2,760	(2,297)
Inventories	1,798	(2,049)	(7,495)	(8,473)
Prepaids	(3,149)	197	(4,898)	(6,234)
Accounts payable and accrued liabilities	1,670	1,351	(2,355)	(4,265)
Income taxes payable	7	(364)	680	403
	$(2,650)	$85	$(22,158)	$(20,957)

Non-cash financing and investing activities:
Reclamation included in mineral properties, plant and equipment	$(9)	$-	$(654)	$-
Fair value of exercised options allocated to share capital	$-	$(11)	$(1,305)	$(766)
Fair value of performance share units allocated to share capital	$-	$(555)	$(405)	$(1,361)
Fair value of capital assets acquired under finance leases	$-	$(2,745)	$-	$7,119

Other cash disbursements:
Income taxes paid	$3,094	$2,733	$5,623	$3,184
Special mining duty paid	$-	$-	$2,654	$2,272

ENDEAVOUR SILVER CORP. | CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS	PAGE 17

ENDEAVOUR SILVER CORP.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
Three and nine months ended September 30, 2023 and 2022
(unaudited – prepared by management)
(expressed in thousands of US dollars, unless otherwise stated)

15. SEGMENT DISCLOSURES

The Company's operating segments are based on internal management reports that are reviewed by the Company's executives (the chief operating decision makers) in assessing performance.  The Company has two operating mining segments which are located in Mexico, Guanaceví and Bolañitos, and formerly the El Compas mine which was on care and maintenance until the sale of the mine on September 9, 2022. The Company has one development project in Mexico, Terronera, as well as Exploration and Corporate segments.  The Exploration segment consists of projects in the exploration and evaluation phases in Mexico, Chile and the USA.  Exploration projects that are in the local district surrounding a mine are included in the mine's segments. Prepaids as well as the accounts payable and accrued liabilities in Terronera segment are predominantly related to the ongoing construction and development in the Terronera project.

September 30, 2023
	Corporate	Exploration	Guanaceví	Bolanitos	Terronera	Total

Cash and cash equivalents	$18,126	$7,166	$12,042	$1,756	$1,867	$40,957
Other investments	6,192	-	-	-	-	6,192
Accounts and other receivables	1,053	476	6,280	8,847	8	16,664
Loans receivable	3,523	-	-	-	-	3,523
Income tax receivable	19	1,124	72	48	1	1,264
Inventories	139		21,810	5,625	27	27,601
Prepaids	989	396	882	234	35,007	37,508
Non-current deposits	251	2	332	93	39	717
Non-current income tax receivable	3,570	-	-	-	-	3,570
Non-current IVA receivable	-	-	2,293	-	15,183	17,476
Right-of-use leased assets	435	-	-	183	201	819
Mineral properties, plant and equipment	611	81,692	72,515	26,888	95,158	276,864
Total assets	$34,908	$90,856	$116,226	$43,674	$147,491	$433,155

Accounts payable and accrued liabilities	$4,978	$592	$16,211	$4,899	$16,736	$43,416
Income taxes payable	-	-	6,258	1,038	-	7,296
Loans payable	-	-	351	624	8,864	9,839
Lease obligations	669	18	-	215	212	1,114
Provision for reclamation and rehabilitation	-	44	4,847	3,787	904	9,582
Deferred income tax liability	-	-	15,976	297	-	16,273
Other non-current liabilities	-	8	508	488	12	1,016
Total liabilities	$5,647	$662	$44,151	$11,348	$26,728	$88,536

ENDEAVOUR SILVER CORP. | CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS	PAGE 18

ENDEAVOUR SILVER CORP.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
Three and nine months ended September 30, 2023 and 2022
(unaudited – prepared by management)
(expressed in thousands of US dollars, unless otherwise stated)

December 31, 2022
	Corporate	Exploration	Guanaceví	Bolanitos	Terronera	Total

Cash and cash equivalents	$38,466	$1,935	$32,997	$7,371	$2,622	$83,391
Other investments	10,035	-	-	-	-	10,035
Accounts and other receivables	383	669	5,824	6,246	14	13,136
Loans receivable	3,729	-	-	-	-	3,729
Income tax receivable	17	-	3,934	73	-	4,024
Inventories	120	-	14,094	4,942	28	19,184
Prepaids	1,685	144	1,155	536	13,431	16,951
Non-current deposits	150	2	321	92	-	565
Non-current IVA receivable	-	-	1,505	-	8,649	10,154
Non-current income tax receivable	3,570	-	-	-	-	3,570
Right-of-use leased assets	512	-	-	294	-	806
Mineral properties, plant and equipment	616	81,660	67,261	28,106	56,249	233,892
Total assets	$59,283	$84,410	$127,091	$47,660	$80,993	$399,437

Accounts payable and accrued liabilities	$6,837	$743	$19,875	$5,327	$7,049	$39,831
Income taxes payable	65	282	5,539	730	-	6,616
Loans payable	-	-	1,025	2,092	11,393	14,510
Lease obligations	780	-	293	-	-	1,073
Provision for reclamation and rehabilitation	-	44	4,103	3,203	251	7,601
Deferred income tax liability	-	-	12,647	297	-	12,944
Other non-current liabilities	-	69	443	437	19	968
Total liabilities	$7,682	$1,138	$43,925	$12,086	$18,712	$83,543

ENDEAVOUR SILVER CORP. | CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS	PAGE 19

ENDEAVOUR SILVER CORP.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
Three and nine months ended September 30, 2023 and 2022
(unaudited – prepared by management)
(expressed in thousands of US dollars, unless otherwise stated)

Three months ended September 30, 2023
	Corporate	Exploration	Guanaceví	Bolanitos	Terronera	Total
Silver revenue	$-	$-	$30,054	$2,810	$-	$32,864
Gold revenue	-	-	5,326	11,737	-	17,063
Less: smelting and refining costs	-	-	-	(495)	-	(495)
Total revenue	$-	$-	$35,380	$14,052	$-	$49,432

Salaries, wages and benefits:
mining	$-	$-	$2,592	$2,381	$-	$4,973
processing	-	-	1,339	643	-	1,982
administrative	-	-	1,626	846	-	2,472
share-based compensation	-	-	31	13	-	44
change in inventory	-	-	428	125	-	553
Total salaries, wages and benefits	-	-	6,016	4,008	-	10,024

Direct costs:
mining	-	-	10,040	3,309	-	13,349
processing	-	-	4,674	1,659	-	6,333
administrative	-	-	1,990	950	-	2,940
change in inventory	-	-	1,174	244	-	1,418
Total direct production costs	-	-	17,878	6,162	-	24,040

Depreciation and depletion:
depreciation and depletion	-	-	3,633	3,090	-	6,723
change in inventory	-	-	1,051	81	-	1,132
Total depreciation and depletion	-	-	4,684	3,171	-	7,855

Royalties	-	-	4,754	67	-	4,821

Total cost of sales	$-	$-	$33,332	$13,408	$-	$46,740

Write off of mineral properties	-	-	-	-	-	-

Earnings (loss) before taxes	$2,273	$(2,368)	$2,048	$644	$(1,787)	$810

Current income tax expense (recovery)	-	750	1,398	102	-	2,250
Deferred income tax expense (recovery)	-	-	888	-	-	888
Total income tax expense (recovery)	-	750	2,286	102	-	3,138

Net earnings (loss)	$2,273	$(3,118)	$(238)	$542	$(1,787)	$(2,328)

The Exploration segment included $352 of costs incurred in Chile for the three months ended September 30, 2023 (September 30, 2022 - $347).

ENDEAVOUR SILVER CORP. | CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS	PAGE 20

ENDEAVOUR SILVER CORP.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
Three and nine months ended September 30, 2023 and 2022
(unaudited – prepared by management)
(expressed in thousands of US dollars, unless otherwise stated)

Three months ended September 30, 2022
	Corporate	Exploration	Guanaceví	Bolanitos	El Compas	Terronera	Total
Silver revenue	$-	$-	$23,241	$2,300	$-	$-	$25,541
Gold revenue	-	-	5,237	9,615	-	-	14,852
Less: smelting and refining costs	-	-	-	(744)	-	-	(744)
Total revenue	$-	$-	$28,478	$11,171	$-	$-	$39,649

Salaries, wages and benefits:
mining	$-	$-	$2,052	$1,851	$-	$-	$3,903
processing	-	-	907	554	-	-	1,461
administrative	-	-	1,625	1,016	-	-	2,641
stock based compensation	-	-	56	57	-	-	113
change in inventory	-	-	(736)	134	-	-	(602)
Total salaries, wages and benefits	-	-	3,904	3,612	-	-	7,516

Direct costs:
mining	-	-	7,298	3,018	-	-	10,316
processing	-	-	4,138	1,457	-	-	5,595
administrative	-	-	1,742	1,079	-	-	2,821
change in inventory	-	-	(1,870)	245	-	-	(1,625)
Total direct production costs	-	-	11,308	5,799	-	-	17,107

Depreciation and depletion:
depreciation and depletion	-	-	3,348	2,542	-	-	5,890
change in inventory	-	-	(229)	92	-	-	(137)
Total depreciation and depletion	-	-	3,119	2,634	-	-	5,753

Royalties	-	-	2,762	59	-	-	2,821
Write down of inventory to NRV	-	-	642	681	-	-	1,323

Total cost of sales	$-	$-	$21,735	$12,785	$-	$-	$34,520

Care and maintenance costs	-	-	-	-	203	-	203

Earnings (loss) before taxes	$837	$(2,131)	$6,743	$(1,614)	$(203)	$(1,892)	$1,740
Current income tax expense	-	-	1,258	(72)	-	-	1,186
Deferred income tax expense	-	-	2,053	-	-	-	2,053
Total income tax expense	-	-	3,311	(72)	-	-	3,239

Net earnings (loss)	$837	$(2,131)	$3,432	$(1,542)	$(203)	$(1,892)	$(1,499)

The Exploration segment included $347 of costs incurred in Chile for the three months ended September 30, 2022 (September 30, 2021 - $341).

ENDEAVOUR SILVER CORP. | CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS	PAGE 21

ENDEAVOUR SILVER CORP.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
Three and nine months ended September 30, 2023 and 2022
(unaudited – prepared by management)
(expressed in thousands of US dollars, unless otherwise stated)

Nine months ended September 30, 2023
	Corporate	Exploration	Guanaceví	Bolanitos	Terronera	Total
Silver revenue	$-	$-	$93,528	$9,499	$-	$103,027
Gold revenue	-	-	22,228	31,654	-	53,882
Less: smelting and refining costs	-	-	-	(1,945)	-	(1,945)
Total revenue	$-	$-	$115,756	$39,208	$-	$154,964

Salaries, wages and benefits:
mining	$-	$-	$6,987	$7,005	$-	$13,992
processing	-	-	3,499	1,911	-	5,410
administrative	-	-	5,162	2,407	-	7,569
stock based compensation	-	-	(50)	(68)	-	(118)
change in inventory	-	-	(1,276)	(190)	-	(1,466)
Total salaries, wages and benefits	-	-	14,322	11,065	-	25,387

Direct costs:
mining	-	-	24,481	10,080	-	34,561
processing	-	-	14,554	4,924	-	19,478
administrative	-	-	6,097	3,260	-	9,357
change in inventory	-	-	(2,618)	(269)	-	(2,887)
Total direct production costs	-	-	42,514	17,995	-	60,509

Depreciation and depletion:
depreciation and depletion	-	-	12,288	9,338	-	21,626
change in inventory	-	-	(749)	(173)	-	(922)
Total depreciation and depletion	-	-	11,539	9,165	-	20,704

Royalties	-	-	16,904	201	-	17,105

Total cost of sales	$-	$-	$85,279	$38,426	$-	$123,705

Write off of mineral properties	-	(435)	-	-	-	(435)

Earnings (loss) before taxes	$(605)	$(8,115)	$30,477	$782	$(4,998)	$17,541
Current income tax expense	-	750	9,954	433	-	11,137
Deferred income tax expense	-	-	3,330	-	-	3,330
Total income tax expense	-	750	13,284	433	-	14,467

Net earnings (loss)	$(605)	$(8,865)	$17,193	$349	$(4,998)	$3,074

The Exploration segment included $1,148 of costs incurred in Chile for the nine months ended September 30, 2023 (September 30, 2022 - $1,068).

ENDEAVOUR SILVER CORP. | CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS	PAGE 22

ENDEAVOUR SILVER CORP.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
Three and nine months ended September 30, 2023 and 2022
(unaudited – prepared by management)
(expressed in thousands of US dollars, unless otherwise stated)

Nine months ended September 30, 2022
	Corporate	Exploration	Guanaceví	Bolanitos	El Compas	Terronera	Total
Silver revenue	$-	$-	$70,401	$10,722	$-	$-	$81,123
Gold revenue	-	-	15,978	33,405	-	-	49,383
Less: smelting and refining costs	-	-	-	(2,335)	-	-	(2,335)
Total revenue	$-	$-	$86,379	$41,792	$-	$-	$128,171

Salaries, wages and benefits:
mining	$-	$-	$5,845	$5,942	$-	$-	$11,787
processing	-	-	2,608	1,751	-	-	4,359
administrative	-	-	4,417	3,044	-	-	7,461
stock based compensation	-	-	176	177	-	-	353
change in inventory	-	-	(1,789)	784	-	-	(1,005)
Total salaries, wages and benefits	-	-	11,257	11,698	-	-	22,955

Direct costs:
mining	-	-	21,447	9,385	-	-	30,832
processing	-	-	11,064	4,495	-	-	15,559
administrative	-	-	5,092	3,300	-	-	8,392
change in inventory	-	-	(7,847)	1,521	-	-	(6,326)
Total direct production costs	-	-	29,756	18,701	-	-	48,457

Depreciation and depletion:
depreciation and depletion	-	-	10,285	7,842	-	-	18,127
change in inventory	-	-	(2,316)	423	-	-	(1,893)
Total depreciation and depletion	-	-	7,969	8,265	-	-	16,234

Royalties	-	-	9,124	208	-	-	9,332
Write down of inventory to NRV	-	-	642	681	-	-	1,323

Total cost of sales	$-	$-	$58,748	$39,553	$-	$-	$98,301

Care and maintenance costs	-	-	-	-	582	-	582
Write of of exploration properties	-	-	-	-	-	500	500
Earnings (loss) before taxes	$(5,972)	$(5,452)	$27,631	$2,239	$(582)	$(6,071)	$11,793
Current income tax expense	-	-	3,189	337	-	-	3,526
Deferred income tax expense	-	-	9,091	936	-	-	10,027
Total income tax expense	-	-	12,280	1,273	-	-	13,553

Net earnings (loss)	$(5,972)	$(5,452)	$15,351	$966	$(582)	$(6,071)	$(1,760)

The Exploration segment included $1,068 of costs incurred in Chile for the nine months ended September 30, 2022 (September 30, 2021 - $1,356).

ENDEAVOUR SILVER CORP. | CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS	PAGE 23

ENDEAVOUR SILVER CORP.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
Three and nine months ended September 30, 2023 and 2022
(unaudited – prepared by management)
(expressed in thousands of US dollars, unless otherwise stated)

16. INCOME TAXES

Minera Santa Cruz y Garibaldi S.A. de C.V. ("MSCG"), a subsidiary of the Company, received a MXN 238 million assessment on October 12, 2010 by Mexican fiscal authorities for failure to provide the appropriate support for certain expense deductions taken in MSCG's 2006 tax return, failure to provide appropriate support for loans made to MSCG from affiliated companies, and deemed an unrecorded distribution of dividends to shareholders, among other individually immaterial items. MSCG immediately initiated a Nullity action and filed an administrative attachment to dispute the assessment.

In June 2015, the Superior Court ruled in favour of MSCG on a number of the matters under appeal; however, the Superior Court ruled against MSCG for failure to provide appropriate support for certain deductions taken in MSCG's 2006 tax return. In June 2016, the Company received an MXN 122.9 million ($6,800) tax assessment based on the June 2015 ruling.  The 2016 tax assessment comprised of MXN 41.8 million owed ($2,300) in taxes, MXN 17.7 million ($1,000) in inflationary charges, MXN 40.4 million ($2,300) in interest and MXN 23.0 million ($1,300) in penalties.  The 2016 tax assessment was issued for failure to provide the appropriate support for certain expense deductions taken in MSCG's 2006 tax return and failure to provide appropriate support for loans made to MSCG from affiliated companies. The MXN 122.9 million assessment includes interest and penalties. If MSCG agrees to pay the tax assessment, or a lesser settled amount, it is eligible to apply for forgiveness of 100% of the penalties and 50% of the interest.

The Company filed an appeal against the June 2016 tax assessment on the basis certain items rejected by the courts were included in the new tax assessment, and a number of deficiencies exist within the assessment. Since issuance of the assessment interest charges of MXN 18.6 million ($1.1) and inflationary charges of MXN 27.8 million ($1,600) have accumulated.

Included in the Company's consolidated financial statements are net assets of $964 held by MSCG. Following the Tax Court's rulings, MSCG is in discussions with the tax authorities with regards to the shortfall of assets within MSCG to settle its estimated tax liability. An alternative settlement option would be to transfer the shares and assets of MSCG to the tax authorities. As of September 30, 2023, the Company's income tax payable includes an allowance for transferring the shares and assets of MSCG amounting to $964.  The Company is currently assessing MSCG's settlement options based on ongoing court proceedings and discussion with the tax authorities.  The Company has been advised that the appeal filed with the Federal Tax Court, against the June 2016 tax assessment has been rejected. The Company continues to assess MSCG's settlement options.

Compania Minera Del Cubo S.A. de C.V. ("Cubo"), a subsidiary of the Company, received a MXN 58.5 million ($2,900) assessment in 2019 by Mexican fiscal authorities for alleged failure to provide the appropriate support for depreciation deductions taken in the Cubo 2016 tax return and denied eligibility of deductions of certain suppliers.  The tax assessment consisted of MXN 24.1 million ($1,200) for taxes, MXN 21.0 million ($1,100) for penalties, MXN 10.4 million ($500) for interest and MXN 3.0 million ($100) for inflation.  At the time of the tax assessment the Cubo entity had and continues to have sufficient loss carry forwards which would be applied against the assessed difference of taxable income. The Mexican tax authorities did not consider these losses in the assessment.

Due to the denial of certain suppliers for income tax purposes in the Cubo assessment, the invoices from these suppliers have been assessed as ineligible for refunds of IVA paid on the invoices. The assessment includes MXN 14.7 million ($600) for re-payment of IVA (value added taxes) refunded on these supplier payments.  In the Company's judgement the suppliers and invoices meet the necessary requirements to be deductible for income tax purposes and the recovery of IVA.

ENDEAVOUR SILVER CORP. | CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS	PAGE 24

ENDEAVOUR SILVER CORP.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
Three and nine months ended September 30, 2023 and 2022
(unaudited – prepared by management)
(expressed in thousands of US dollars, unless otherwise stated)

The Company has filed an administrative appeal related to the 2016 Cubo Tax assessment. The Company had previously provided a lien on certain El Cubo mining concessions during the appeal process.  To facilitate the sale of the El Cubo mine and related assets, the Company elected to pay the assessed amount of $3,500 during Q1, 2021. During the appeal process the amount paid has been classified as a non-current income tax receivable. Since issuance of the assessment interest charges of MXN 9.9 million ($500) and inflationary charges of MXN 1.6 million ($100) had accumulated.  The Company continues to assess that it is probable that its appeal will prevail, and no provision is recognized in respect of the Cubo tax assessment.

17. FINANCIAL INSTRUMENTS AND FAIR VALUE MEASUREMENTS

(a) Financial assets and liabilities

As at September 30, 2023, the carrying and fair values of the Company's financial instruments by category are as follows:

	Fair value through profit or loss	Amortized cost	Carrying value	Fair value
	$	$	$	$

Financial assets:
Cash and cash equivalents	-	40,957	40,957	40,957
Other investments	6,192	-	6,192	6,192
Trade and other receivables	6,918	345	7,263	7,263
Loans receivable	-	3,523	3,523	3,523
Total financial assets	13,110	44,825	57,935	57,935

Financial liabilities:
Accounts payable and accrued liabilities	2,627	40,789	43,416	43,416
Loans payable	-	9,839	9,839	9,839
Total financial liabilities	2,627	50,628	53,255	53,255

(b) Fair value hierarchy

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.  The fair value hierarchy establishes three levels to classify the inputs to valuation techniques used to measure fair value.  Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities.  Level 2 inputs are quoted prices in markets that are not active, quoted prices for similar assets or liabilities in active markets, inputs other than quoted prices that are observable for the asset or liability (for example, interest rate and yield curves observable at commonly quoted intervals, forward pricing curves used to value currency and commodity contracts and volatility measurements used to value option contracts), or inputs that are derived principally from or corroborated by observable market data or other means.  Level 3 inputs are unobservable (supported by little or no market activity).  The fair value hierarchy gives the highest priority to Level 1 inputs and the lowest priority to Level 3 inputs.

Level 1:

Other investments are comprised of marketable securities.  When there is an active market are determined based on a market approach reflecting the closing price of each particular security at the reporting date.  The closing price is a quoted market price obtained from the exchange that is the principal active market for the particular security.  As a result, $6,143 of these financial assets have been included in Level 1 of the fair value hierarchy.

Cash settled deferred share units are determined based on a market approach reflecting the Company's closing share price or share price at redemption date for any pending settlements.

ENDEAVOUR SILVER CORP. | CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS	PAGE 25

ENDEAVOUR SILVER CORP.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
Three and nine months ended September 30, 2023 and 2022
(unaudited – prepared by management)
(expressed in thousands of US dollars, unless otherwise stated)

Level 2:
The Company determines the fair value of the embedded derivatives related to its accounts and other receivables based on the quoted closing price obtained from the silver and gold metal exchanges and the fair value of the SARs liability is determined by using an option pricing model.

Level 3:

Included in other investments are share purchase warrants.  Fair value of the warrants at each period end has been estimated using the Black-Scholes Option Pricing Model. As a result, $49 of these financial assets have been included in Level 3 of the fair value hierarchy.

Assets and liabilities as at September 30, 2023 measured at fair value on a recurring basis include:

	Level 1	Level 2	Level 3	Total
	$	$	$	$

Financial assets:
Accounts and other receivables	-	6,918	-	6,918
Other investments	6,143	-	49	6,192
Total financial assets	6,143	6,918	49	13,110

Financial liabilities:
Deferred share units	2,552	-	-	2,552
Share appreciation rights	-	75	-	75
Total financial liabilities	2,552	75	-	2,627

18. SUBSEQUENT EVENTS

On October 6, 2023, the Company, through its wholly owned subsidiary Terronera Precious Metals, S.A. de C.V., executed a credit agreement with Societe Generale and ING Bank N. V. with certain definitive terms agreed to for a senior secured debt facility for up to $120 million (the "Debt Facility). Proceeds from the Debt Facility will be used towards construction of the underground mine and mill at the Company's Terronera Project. The Debt Facility has a term of 8.5 years, including a 2-year grace period during the construction phase, and carries interest rate equal to US Secured Overnight Financing Rate ("SOFR") + 4.50% per annum prior to completion and SOFR + 3.75% per annum from completion of the Terronera project until the fifth anniversary of the loan, and 4.25% from the fifth anniversary onwards.

Repayment of the facility begins in the fourth quarter of 2025, in the form of quarterly installments, in addition a cash sweep will be applied to 35% of excess cash flow after debt service from project completion onwards until $35 million of loan principal has been prepaid.

The Debt Facility is subject to certain customary conditions precedent and debt servicing covenants, including requirement for the Company to enter into gold and foreign exchange hedging programs prior to initial drawdown. The Company is required to hedge 68,000 ounces of gold over the initial two operating years. The Company is also required to hedge 75% of the estimated remaining capital expenditures incurred in Mexican Pesos and thereafter, a foreign exchange protection program for operations for 70% of the projected operating costs incurred in Mexican pesos. Additionally, cost overrun funding is required in the form of cash, letter of credit issued by a Canadian financial institution or a combination of both for up to $48 million.

The Debt Facility is secured through corporate guarantees from the Company, certain of the Company's subsidiaries and a first ranking security interest over the Terronera project.

ENDEAVOUR SILVER CORP. | CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS	PAGE 26

ENDEAVOUR SILVER CORP.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
Three and nine months ended September 30, 2023 and 2022
(unaudited – prepared by management)
(expressed in thousands of US dollars, unless otherwise stated)

HEAD OFFICE Suite #1130, 609 Granville Street

 Vancouver, BC, Canada  V7Y 1G5

Telephone: (604) 685-9775

   1-877-685-9775

Facsimile: (604) 685-9744

Website: www.edrsilver.com

DIRECTORS Margaret Beck

 Ricardo Campoy

Daniel Dickson

Amy Jacobsen

Rex McLennan

Kenneth Pickering

Mario Szotlender

Christine West

OFFICERS Daniel Dickson - Chief Executive Officer

Donald Gray - Chief Operating Officer

Christine West - Chief Financial Officer

Greg Baylock - Vice-President, Operations

Luis Castro - Vice-President, Exploration

Dale Mah - Vice-President, Corporate Development

Galina Meleger - Vice-President, Investor Relations

Bernard Poznanski - Corporate Secretary

REGISTRAR AND Computershare Trust Company of Canada

TRANSFER AGENT 3rd Floor - 510 Burrard Street

Vancouver, BC, V6C 3B9

AUDITORS KPMG LLP

777 Dunsmuir Street

Vancouver, BC, V7Y 1K3

SOLICITORS Koffman Kalef LLP

19th Floor - 885 West Georgia Street

Vancouver, BC, V6C 3H4

SHARES LISTED Toronto Stock Exchange

Trading Symbol - EDR

New York Stock Exchange

Trading Symbol - EXK

ENDEAVOUR SILVER CORP. | CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS	PAGE 27